SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 7, 2008

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: 1Q 2008 results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: May 7, 2008	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer

france telecom

1Q 2008 results

May 7th 2008


orange

france telecom

cautionary statement

- this presentation contains forward-looking statements about France Telecom, in particular for 2008. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, the effectiveness of the integrated operator strategy including the success and market acceptance of the "NExT" plan, the Orange brand and other strategic, operating and financial initiatives, France Telecom's ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints and the outcome of legal proceedings, risks and uncertainties related to business activity and international operations, and exchange rate fluctuations.
- more detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French Autorité des Marchés Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission.

1Q08 highlights

1Q08 key financial achievements

strong revenue and GOM performance

in million of euros		1Q07 CB	1Q08 actual	△07/08	key points
revenues		12,561	13,027	+3.7%	▪ strong revenue performance vs. last year mainly thanks to France, Poland and UK
GOM	*in % of rev*	4,578 *36.5%*	4,790 *36.8%*	+4.6% *+0.3pt*	▪ revenue growth and opex control allow margin improvement
CAPEX	*in % of rev*	1,206 *9.6%*	1,492 *11.5%*	+23.8% *+1.9pt*	▪ capex increase driven by some one-off real estate investments
GOM – CAPEX		3,372	3,298	-2.2%	▪ cash flow in line with yearly group's objectives

1Q08 growth at the same level as 2H07

revenue growth per quarter on a comp. basis


3.7%
1.8%
2.1%
3.5%
3.6%
07 08
1Q
07
2Q
07
3Q
07
4Q

contribution to growth per geography


in weighted percentage
3.7%
1.8%
1.6%
growing markets
1.9%
1.2%
0.2%
France
0.7%
0.7%
enterprise
-0,3%
other west. Europ. markets
-0,5%
1Q07/1Q06*
1Q08/1Q07*

insight

- higher contribution of France and Western countries to Group growth
- third consecutive quarter of revenue growth for enterprise
- strong performance in mobile

contribution to growth per segment


in weighted percentage
3.7%
1.8%
3.5%
personal
2.4%
0.0%
-0.3%
home
-0.3%
0.2%
enterprise
1Q07/1Q06*
1Q08/1Q07*

* comparable basis

ongoing improvement of cost structure

reduction in labor costs and general expenses

evolution of opex and GOM *(in % of revenues)*

	1Q07*	1Q08	
labour	17.8%	17.2%	
interconnection	14.6%	14.7%	
other IT&N	5.3%	5.4%	
general, properties and others	12.1%	11.4%	
GOM pre-commercial	**50.2%**	**51.3%**	**+1.1pt**
commercial expenses	13.8%	14.5%	
GOM	**36.5%**	**36.8%**	**+0.3pt**

- headcount decrease by 4,641** people yoy in line with the 06-08 forecast
- mobile termination rate cuts balanced by more abundance offers
- higher IT&N due to temporary sub-contracting to support DSL subscriber increase
- 1Q07 one-off items
- decrease of general expenses as a % of revenues
- higher commercial costs in most geographies

* comparable basis

** Full Time Equivalent

different capex phasing with no change of yearly guidance

CAPEX evolution and trend


in million of euros
and % of revenue
1,206
9.6% of rev
1,492
11.5% of rev
growth capex**
traditional capex***
465
741
572
775
145
1Q07*
1Q08

- investment in service platforms and innovation for new initiatives
- acceleration of network development in emerging countries
- 3G coverage in mature countries
- productivity with billing and customer IT and network optimization in mature market
- real estate operation on technical building

* comparable basis
** growth capex: FTTH, content and new usage platforms, 3G roll out, broadband in mature countries, network in emerging countries
*** traditional capex: PSTN and 2G legacy network and IT in mature countries, real estate

1Q08 business performance

1Q08 personal France

strong revenue performance driven by subscriber growth and higher data contribution

1Q revenues: +3.3% yoy on a comparable basis (+6.6% excl. regulatory impacts)

(in million of euros)



2,389
+92
-75
-3
+62
+3
2,468
1Q07 CB
customer base impact
regulatory impact
voice
non-voice
equipement & others
1Q08

*Orange market share evolution**



46.5%
46.7%
46.8%
46.4%
46.4%
44.5%
44.5%
44.3%
43.8%
43.6%
1Q07
2Q07
3Q07
4Q07
1Q08
market share incl MVNO
market share excl MVNO

- 24.2 million customers at the end of march 08 (+4.3% yoy on a comparable basis)
  - high level of contract net additions in 1Q08 (176k vs. 129k in 1Q07)
  - improved contract mix at 65.5% (+1.6pt in one year)
  - decrease of annual contract churn at 9.7% (vs 11.7% in 1Q07)
- 20.3% of non-voice revenues** (vs. 17.4% a year ago)
- strong growth of Orange MVNO base at 1.5 million customers (vs 1 million a year ago)

* company estimates, ** as a % of network ARPU revenues

1Q08 home France

sustained revenue increase thanks to higher internet revenues

1Q revenues: +1.3% yoy on a comparable basis

(in million of euros)



4,420
-171
+150
+98
-19
4,478
1Q07 CB
PSTN
internet
carrier
others
1Q08

ADSL market share (%)*



49.2%
49.4%
49.4%
47.6%
51.5%
49.7%
1Q07
4Q07
1Q08e
net adds market share
market share

* company estimates

- good revenue performance in Internet (+26% yoy)
  - sustained Orange ADSL market share thanks to Naked DSL adoption (+312k in 1Q08)
  - continued increase of quarterly broadband ARPU at 31.5€ (+9.4% yoy)
- fixed lines erosion (365k) divided by 2 in one year

internet features as a % of ADSL base



62%
74%
41%
61%
12%
17%
1Q07
1Q08
Livebox
VoIP
IPTV

1Q08 France

ongoing development of broadband and services

evolution of internet broadband cust. base

in thousands


+20%
6,331
7,627
other customers
Livebox
62%
74%
1Q07
1Q08

evolution of IPTV customers

in thousands


1,282
1,149
975
837
745
+72%
1Q07
2Q07
3Q07
4Q07
1Q08

VOD/SVOD paying downloads

in thousands


x 2,7
1,064
401
1Q07
1Q08

average mobile TV usage per active user

mn/month


+34%
55
41
34
2006
2007
1Q08

1Q08 personal UK

value strategy has delivered high level of growth

1Q revenues: +9.5% yoy on a comparable basis (+12% excl. regulatory impacts)


(in million of euros)
1,318
+42
-27
+56
+41
+13
1,443
1Q07 CB
customer base impact
regulatory impact
voice
non-voice
equipment & others
1Q08

- value mix strongly improved with contract subs representing 36.3% of total base:
  - highest 1Q contract net adds since 2002 (+112k)
  - contract churn fell from 27.6% to 19.7% in one year
- robust ARPU (+4.3% yoy) driven by value mix and higher non-voice revenues (23.6%* in 1Q08 vs. 21.7%* in 1Q07)

customer base mix (000s)


+4% yoy
15,096
15,756
+15% yoy
32.9%
67.1%
36.3%
63.7%
1Q07
1Q08
prepaid
contract

annual rolling ARPU (GBP)


257
53
204
268
59
209
1Q07
1Q08
voice ARPU
data ARPU

* as a % of network ARPU revenues

1Q08 home UK

continue to fix the basics in a highly competitive environment

1Q revenues: -7.3% yoy on a comparable basis


(in million of euros)
95
+1
-7
-1
88
1Q07 CB
broadband
narrow band
other
1Q08

LLU population coverage (%)


+19 pts yoy
35%
39%
40%
47%
54%
1Q07
2Q07
3Q07
4Q07
1Q08

- focus on fixing the basics:
  - continuous LLU coverage increase at 832 exchanges
  - significant improvement of service levels, now above 90%*
- acquisitions concentrated in the most profitable ULL areas: ADSL customers up by +1.1% yoy to 1,107 k subscribers

*quality of services improvement **


100%
90%
80%
70%
60%
50%
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08

* % of calls answered within 20 seconds
source: Contact Centres Business Intelligence

1Q08 personal Spain

increasing value of customer base delivers growth

1Q revenues: +2.9% yoy on a comparable basis (+7.3% excl. regulatory impacts)

(in million of euros)



804
+65
-33
+13
+2
-24
827
1Q07 CB
customer base impact
regulatory impact
voice
non voice
equipment & others
1Q08

customer base (000s)



+5% yoy
10,558
11,084
+11% yoy
51.8%
48.2%
54.8%
45.2%
1Q 07 *
1Q08
prepaid
contract

- +5.4% revenue growth excl. Euskaltel effect
- continuous improvement of the customer value with better mix: 54.8% of contract subs vs. 51.8% YoY
- enhanced data revenues:
  - non-voice revenues increased by 10% yoy
  - broadband base increase by 190%
  - 3G coverage improved from 73.5% to 82.5%

annual rolling ARPU (EUR)



300
36
264
301
38
263
1Q07
1Q08
voice arpu
data arpu

* excl. 500k prepaid customers (april 07 clean up)

1Q08 home Spain

commercial success of triple play offer

1Q revenues: -6% yoy on a comparable basis

(in millions of euros)


-6%
178
167
1Q07CB
1Q08
of which broadband revenue
+23%
77
95
1Q07CB
1Q08

broadband subscriber base (000s): +19% yoy on a comparable basis


+19%
996
1,186
ULL
non ULL
56%
44%
70%
30%
1Q07
1Q08


Livebox equip. rate
IPTV base (k)
5%
13%
14
75
1Q07
1Q08

- ADSL revenue growth (+23%) supported home performance
- broadband base increased by 19% yoy driven by ULL growth (+49%)
- "All in One" offer remains the most attractive triple play offer in the market

1Q08 personal Poland

highest revenue growth for five quarters

1Q revenues: +13.0% yoy on a comparable basis (+16.3% excl. regulatory impacts)

(in million of euros)



519
+67
-15
+6
-4
+13
586
1Q07 CB
customer base impact
regulatory impact
voice
non-voice
equipment & others
1Q08

customer base (000s)



+9.6% yoy
12,781
14,007
39.0%
61.0%
+13.8% yoy
40.5%
59.5%
1Q07
1Q08
prepaid
contract

- 1.2 million customers acquired in one year
- strategy focused on value with improved customer mix and stable ARPU
- ramp up of the broadband mobile customer base at 262k (x2.5 in a year)
- leadership maintained with 34.2%* value market share at the end of 1Q08

* company estimates

1Q08 home Poland
improvement of revenue trend confirmed

1Q revenues: -3.7% yoy on a comparable basis

(in million of euros)


769
-67
+9
+19
+10
740
1Q07 CB
PSTN
internet
carrier & business networks
others
1Q08

broadband subscriber base (000s): +17.7% yoy on a comparable basis


1,767
2,079
1Q07
1Q08

- continued erosion of fixed line number due to competition and regulatory decisions
- broadband revenue growth (+16%) driven by:
  - strong subscriber base increase with a stable market share at 42%
  - stabilisation of retail ARPU thanks to value added service adoption: 19% of ADSL base equipped with livebox (vs 12% in 1Q07)
  - development of IP TV with 49k customers (x 5.4 in one year)

1Q08 personal ROW
sustained revenue growth

1Q revenues: +8.9% yoy on a comparable basis (+14.2% excl. regulatory impacts)



(in million of euros)
1,630
+8.9%
1,775
1Q07 CB
1Q08

1Q yoy revenue growth per geography on a comparable basis



Moldova +42.3%
Dominicana +27.3%
Middle East +24.4%
Africa +17.9%
Romania +8.4%
Slovakia +3.1%
Switzerland +2.2%
Belgium* -4.7%

- 46.8 million customers at the end of 1Q08: +30.3% yoy on a comparable basis
  - 2.3m net additions in 1Q08 mainly in Egypt, Senegal, Romania and Mali
- slowdown of revenue growth mainly due to:
  - increasing penetration in European countries
  - some regulatory impacts (MTR cuts in Belgium, Switzerland, Romania …)
  - competitive environment leading to some price pressure in Africa and Middle East

*incl. Vox Mobile

1Q08 home ROW

wholesale business compensating for fixed retail decline

1Q revenues: -1.7% yoy on a comparable basis

(in million of euros)



512
503
UK & Spain
+3.9%
-2
+2
+3
0
+6
-3.8%
+2.3%
+7.2%
+2.1%
1Q07 CB
Jordan
Senegal
Ivory Coast
Mauritius
others
1Q08

broadband customer base in Middle East and Africa (000s)



yoy growth (%)
Mauritius
5
+33%
Ivory Coast
26
+66%
Senegal
38
+25%
Jordan
71
+111%
total
140
+67%

- +3.9% revenue growth in Middle East and Africa on a comparable basis, driven by:
  - wholesale activity
  - more than compensating for the Fixed retail decline
- dynamic broadband subscriber growth in Middle East and Africa: +67% yoy in 1Q08

1Q08 enterprise

continued growth in 1Q08 thanks to a strong performance over all our portfolio

1Q revenues: +2.0% yoy on a comparable basis

(in million of euros)



1,865
-64
+35
+42
+24
1,902
1Q07 CB
Business Network Legacy
Advanced Business Network
Extended Business Services
Others
1Q08

quarterly revenue evolution yoy on a comparable basis (%)



-2.0%
-0.4%
+2.3%
+1.7%
+2.0%
1Q07
2Q07
3Q07
4Q07
1Q08

- business network legacy: impacts of voice legacy migration towards IP still limited and continued slowdown of data revenues decline (end of migration)
- advanced business network: stabilized growth trend of IP revenues
- sustained growth of ICT services revenues (+16% yoy), well above market

1Q08 enterprise main KPIs

sustain growth in services while limited decline of legacy activities

voice and data legacy revenue var per quarter



-12.1%
-9.3%
-6.7%
-8.9%
-6.9%
1Q07/1Q06*
2Q07/2Q06*
3Q07/3Q06*
4Q07/4Q06*
1Q08/1Q07*

business services organic growth



12.4%
13.1%
13.0%
18.6%
16.0%
1Q07/1Q06*
2Q07/2Q06*
3Q07/3Q06*
4Q07/4Q06*
1Q08/1Q07*

convergence offers

yoy growth



+20%
+13%
X 3
Business Everywhere users France
IP VPN access world
IP voice sites in France

quality of service & industry recognitions

- **outstanding performance** in Telemark ICT Service Supremacy Report
- **leaders quadrant for APA network services 2008** in Gartner Inc.'s Magic Quadrant
- rated as **n°1 in Western Europe** by Current Analysis in **IP telephony solution**
- rated by IDC as **the leader** in **network integration 2007-2011** in Network Integration Services in France

* comparable basis

outlook

1H08 business trends

- trends unchanged on FT's markets
- good resilience of activities in France and Poland
- progressive improvement in Spain
- UK performance in mobile closer to market trend
- growth moderation in emerging countries
- mobile competition might continue to put pressure on commercial expenses
- exchange rate fluctuation should impact revenue comparable basis*

* See appendix 1

2008 guidance confirmed

group revenue should keep pace
with market growth in the footprint

GOM rate	▪ stability
CAPEX to sales	▪ around 13%
organic cash flow	▪ higher than € 7.8 bn

dividend policy unchanged

cash return policy

- while keeping in the medium term a net debt to GOM ratio below 2 under current market conditions
  - with a possibility for the Board to distribute above 45% of organic cash flow vs. 40-45% before
  - in addition, the Board will consider annually additional remuneration depending on cash flow projections and investment plans

- FY07: dividend of 1.3 euros /share will be paid on June 3rd, 2008*
- FY 08: indication of a dividend above 1.3 euros/share

* subject to the approval of the Shareholders' Meeting of May 27th - record date : one market day before payment date ; ex-dividend date: 3 days before payment date

in addition to our M&A policy, consolidation opportunities have to be considered

M&A policy for non transformational deals

- reinforce footprint on emerging markets
- strengthen when appropriate activities in Western Europe
- acquire complementary competencies in some key businesses

M&A criteria for transformational opportunities

strategic criteria

- positive contribution to growth
- reinforced exposure to emerging markets
- strengthened positions in new products and services
- compatibility of business models and/or strategic alignment

financial criteria

- synergy potential / ability to implement
- consistency with financial criteria set for the group:
  - leverage: maintain 2.0x medium-term net debt to GOM ratio
  - shareholder value creation
  - maintain current dividend distribution policy

appendices

glossary (1)

ADSL market share	• sum of France Telecom ADSL access on the retail market (excluding monoplay usage without high-speed Internet access), the unbundling and ADSL wholesale offers sold to third party operators and Internet access providers (IAPs).
ARPU (Average Revenues Per User)	• for HCS segment: average monthly revenues on the basis of the last twelve months divided by the weighted average number of customers over the same period. • for PCS segment: revenues of the network generated over the last twelve months (excluding revenues from mobile virtual network operators – MVNO) divided by the weighted average number of customers over the same period. • for Internet: connectivity revenues divided by the weighted average number of Internet customers during the same period.
AUPU (Average Usage Per User)	• for PCS segment: total minutes used over the preceding 12 months (outgoing, incoming and roaming calls, excluding the traffic of Mobile Virtual Network Operators) divided by the weighted average number of customers over the same period. AUPU is expressed in minutes as a monthly usage per customer.
CAPEX (CAPital EXperndítures)	• tangible and intangible investments excluding GSM and UMTS licenses and investments through finance lease.
C.B. (Comparable Basis)	• data presented with comparable methods, consolidation and exchange rates are presented for the preceding period.
Churn Rate	• total number of customers who disconnect or are considered to have disconnected from its network, voluntarily or involuntarily (excluding money-back return and fraudulent connections) for the previous 12 months divided by the weighted average number of customers over the same period. – for Personal UK, migrations between contract and prepaid products are included in individual product churn but not in overall churn. Disconnections occurring either during the money-back guaranteed 14-days trial period or due to fraudulent connections are not included in churn. Prepaid customers are considered churned if they have not made any outgoing calls or received less than 4 incoming calls in the last 3 months. – for Personal France, churn includes migrations between contract and prepaid products and those customers upgrading their handsets via an indirect channel as well as prepaid customers are treated as having churned after eight months if they do not recharge their account during this eight-month period.
GOM Gross Operating Margin	• revenues less external purchases, other operating expenses (net of other operating income) and labour expenses. Labour expenses presented in GOM do not include employee profit-sharing or share-based compensation.

glossary (2)

Net Financial debt	▪ gross financial debt (converted at the year end closing rate), less (i) derivative instruments carried in assets for trading, cash flow hedges and fair value hedges, (ii) cash collateral paid on derivative instruments, (iii) cash and cash equivalent and financial assets at fair market value, and (iv) certain deposits paid on specific transactions, and adjusted for the impact of the effective portion of cash flow hedges.
Number of Employees	▪ active employees at end-of-period: number of persons working on the last day of the period, including both permanent and fixed-term contracts.
Mature markets	▪ France, UK, Spain, Netherlands, Switzerland, Belgium, Luxembourg, Poland Fixed
Growing markets	▪ Poland mobile, Botswana, Cameroon, Dominican Republic, Egypt, Equatorial Guinea, Ivory Coast, Jordan, Madagascar, Mali, Mauritius, Mexico, Moldova, Romania, Slovakia, Senegal, Vanuatu, Vietnam, other countries
SACs Subscriber Acquisition Costs	▪ for PCS segment: Sum of the acquisition costs for the handsets sold and the commissions paid to retailers from which are deducted the revenues received from the sale of handsets, for each new customer.
SRC Subscriber Retention Costs	▪ for PCS segment: sum of the acquisition costs for the handset sold and the commission paid to retailers from which are deducted the revenues received from the sale of handset for each customer renewing his contract.
Commercial costs	▪ external purchases including purchase of handset and other products sold, retail fees and commissions and advertising, sponsoring and brand costs
IT&N costs	▪ external purchases including services fees and inter-operator costs, outsourcing fees relating to technical operation and maintenance and IT expenses
Labour costs	▪ wages and employees benefit expenses excluding employee profit sharing and share based compensation costs – net of capitalized costs.

appendix 1

1Q07 from historical to comparable basis results

in million of euros	historical data in local currency	historical data weight. avg rate Q107	in MEUR	comparable basis weight. avg rate Q108	comparable basis forex impact	perimeter impact	in MEUR
revenues			12,844		-155	-128	12,561
EUR	8,973	1,00000	8,973	1,00000	0		
GBP	1,064	1,49150	1,587	1,32010	-184		
PLN	4,407	0,25730	1,134	0,27981	99		
other			1,150		-70		
GOM % of rev			4,657 36.3%		-31	-48	4,578 36.5%
capex % of rev			1,232 9.6%		-12	-14	1,206 9.6%

appendix 2

2Q07 historical basis results – indication of perimeter impact

in million of euros	historical in local currency	data weight. avg rate Q207	in MEUR	comparable weight. avg rate Q208	basis forex impact	perimeter impact (*)	in MEUR
revenues			13,068			-138	12,930
EUR	9,077	1,00000	9,077				
GBP	1,088	1,47338	1,603				
PLN	4,474	0,26314	1,177				
other			1,212				
GOM			4,759			-44	4,715
% of rev			36.4%				36.5%
capex			1,735			+24	1,759
% of rev			13.3%				13.6%

(*) mainly: negative impact of Orange Netherlands disposal, positive impact of ya.com and VoxMobile acquisition [Kenya acquisition not taken into account]

appendix 3

3Q07 historical basis results – indication of perimeter impact

in million of euros	historical in local currency	data weight. avg rate Q307	in MEUR	comparable weight. avg rate Q308	basis forex impact	perimeter impact (*)	in MEUR
revenues			13,508			-137	13,371
EUR	9,347	1,00000	9,347				
GBP	1,125	1,49667	1,684				
PLN	4,603	0,26372	1,214				
other			1,262				
GOM			5,094			-59	5,036
% of rev			37.7%				37.7%
capex			1,434			-19	1,415
% of rev			10.6%				10.6%

(*) mainly: negative impact of Orange Netherlands disposal, positive impact of ya.com and VoxMobile acquisition [Kenya acquisition not taken into account]

appendix 4

4Q07 historical basis results – indication of perimeter impact

in million of euros	historical in local currency	data weight. avg rate Q407	in MEUR	comparable weight. avg rate Q408	basis forex impact	perimeter impact	in MEUR
revenues			13,539				13,539
EUR	9,293	1,00000	9,293				
GBP	1,213	1,39218	1,689				
PLN	4,606	0,27358	1,260				
other			1,297				
GOM % of rev			4,605 34.0%				4,605 34.0%
capex % of rev			2,578 19.0%				2,578 19.0%

appendix 5

1Q08 home France



total number of fixed lines (in million)
Δ retail lines
+2.1%
27.74
2.27
25.47
-696k
27.80
3.03
24.77
28.15
5.19
22.96
-365k
28.37
5.78
22.60
4Q06
1Q07
4Q07
1Q08
number of FT retail lines
number of wholesale lines

in 000s	1Q07 Net adds	4Q net adds	1Q 08 Net adds
full ULL	442	395	400
WLR	65	124	77
naked ADSL	254	133	108

appendix 6

1Q08 personal ROW

country	1Q08 revenues €m	% var yoy CB	1Q08 subscribers (000s)	% var yoy CB	market share***
Belgium+Lux	363	-4.7%	3,385	4.7%	
Switzerland	200	2.2%	1,529	8.0%	19.0%
Romania	307	8.4%	10,010	21,0%	na
Slovakia	184	3.1%	2,863	5.7%	51.0%
Moldova	27	42.3%	1,212	32,5%	
Dominicana	109	27.3%	2,198	32.1%	
Egypt**					
Jordan					
Bostwana	17	37.0%	596	33.2%	48.4%
Cameroon	51	6.7%	2,031	39.1%	42.3%
Central africa	1	ns	47	ns	12.0%
Equatorial Guinea*	8	22.6%	95	51.2%	100.0%
Guinea	5	ns	369	ns	22.0%
Guinea bissau	1	ns	32	ns	18.0%
Kenya					
Ivory Coast	74	5.8%	2,659	40.8%	40.2%
Madagascar	21	17.1%	1,478	102.7%	60.1%
Mali	64	20.9%	2,223	66.6%	82,0%
Mauritius island*	7	10.8%	221	12.2%	60.2%
Niger					
Senegal	105	23.3%	2,804	14.2%	70.8%

* consolidated at 40%;
** consolidated at 71,25%;
***company estimates

appendix 7
1Q08 home ROW

country	1Q08 revenues €m	% var yoy CB	1Q08 fixed-line subscribers (000s)	% var yoy CB	1Q08 ADSL subscribers (000s)	% var yoy CB
Jordan	56	-3.8%	541	-12%	71	111%
Ivory Coast	49	+7.2%	254	-9%	26	66%
Mauritius island*	11	+2.1%	133	-2%	5	33%
Senegal	98	+2.3%	259	-9%	38	25%

* consolidated at 40%